Exhibit 99.4

CERTIFICATE OF QUALIFIED PERSON

Report Date: 26th February 2026.

Effective Date: 15th October 2025

I, Lei Xue, P.Geo., do hereby certify:

1.            I am currently employed as Resource Geologist with the issuer, Silvercorp Metals Inc., with a business address at Suite 1750 – 1066 West Hastings Street, Vancouver, BC, V6E 3X1, email: leixue@silvercorp.ca

2.            I am a graduate of Brandon University with a Bachelor of Science 4-Year Honor Degree.

3.            I am a registered Professional Geoscientist (P.Geo.) with the Engineers & Geoscientists British Columbia (EGBC. Licence Number: 47459) with good standing.

4.            I have than 15 years’ field experience as a geologist working in mineral exploration and mine geology including mainly gold, silver, and copper deposits in Latin America, North America, Africa, Asia and Australia. My relevant experience for the purpose of the Technical Report includes five years of resource estimation.

5.            As a result of my education, professional registration, and relevant experience, I am a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

6.            I am responsible for the preparation of Sections 14 of the Technical Report.

7.            I have not had prior involvement with the property that is the subject of the Technical Report.

8.            I am not independent of the Issuer because I am a full-time employee of the Issuer.

9.            I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.          As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 6th day of March, 2026.

original signed by
Lei Xue, P.Geo.